Exhibit 99.3

Sanofi-aventis Acquires from Ascendis

Pharma Worldwide Rights on Drug-

Delivery Technology in Diabetes and

Related Disorders

– Innovative technology designed for sustained release

of peptides and proteins –

Paris, France – December 21, 2010 – Sanofi-aventis (EURONEXT: SAN and NYSE: SNY) and Ascendis Pharma (Ascendis) announced today a global licensing and patent transfer agreement on Ascendis’ proprietary TransCon Linker and Hydrogel carrier technology, which allows for a drug compound to be released in the body in a precise, time-controlled fashion, creating a long-acting effect.

The technology creates transient bonds between larger molecules such as proteins and peptides, including insulin, and a carrier. This allows for tailor-made release profiles, with no initial burst and high drug load formulations. The TransCon Linker technology has shown promising results in preclinical studies in delivering insulin.

“We are excited about this promising technology to create next-generation products in the field of diabetes and related disorders,” commented Pierre Chancel, Senior Vice-President, Head of the Global Diabetes Division, sanofi-aventis. “Building on our achievements with Lantus®, our 24-hour insulin approved for use once a day, we hope to further improve the lives of people with diabetes by developing this innovative technology to offer biologicals that present an extended and controlled release of unmodified parent drugs, including insulin.”

Under the terms of the agreement, sanofi-aventis will receive a worldwide license to develop, manufacture and commercialize products combining the technology with active molecules in diabetes and related disorders. Ascendis will receive an upfront payment and will be eligible to receive development, regulatory, and specified commercial milestone payments.

About TransCon Technology

Ascendis Pharma’s clinically proven prodrug technology platform, TransCon, is a proprietary technology enabling linker-assisted transient conjugation of peptides, proteins and small molecules to various carriers such as hydrogels. The technology utilizes Ascendis Pharma’s proprietary TransCon Linker families, which are a diverse group of structures with inherent chemical self-cleaving properties, making drug release independent of enzyme activity and tissue conditions. Ascendis Pharma´s transient conjugation allows for a drug compound to be released in the body in a precise, time-controlled fashion, creating a long-acting effect for the original unmodified drug.

Conjugation technologies, such as conventional PEGylation, are unable to achieve this type of slow-release mechanism, because the polymer cannot release the drug. Furthermore, with conventional PEGylation, the drug is trapped in the blood compartment and is unable to reach the surrounding tissues. As PEGylation reduces the activity of the drug, higher plasma concentrations are needed to ensure efficacy, but this adds to the occurrence of peak concentration-related adverse events. Conjugation of proteins, peptides and small molecules using Ascendis Pharma’s TransCon technology therefore offer unprecedented control of pharmacokinetic parameters, without the drawbacks experienced with currently available technology platforms.

About Ascendis

Ascendis Pharma A/S is an emerging specialty pharmaceutical company which creates improved, patentable versions of marketed drugs and high-value development-stage opportunities. The company operates within the therapeutic areas of endocrinology, central nervous system disorders, and infectious diseases. The company is headquartered in Palo Alto, California and Copenhagen, Denmark. It also maintains research and clinical development sites in Heidelberg, Germany and Short Hills, New Jersey.

About Diabetes Mellitus

Diabetes is a chronic, widespread condition in which the body does not produce or properly use insulin, the hormone needed to transport glucose (sugar) from the blood into the cells of the body for energy. More than 285 million people worldwide are living with the disease today and this number is expected to rise to a staggering 430 million by 2030. It is estimated that nearly 24 million Americans have diabetes, including an estimated 5.7 million who remain undiagnosed. At the same time, about 40 percent of those diagnosed are not achieving the blood sugar control target of HbA1c <7 percent recommended by the ADA. The HbA1c test measures average blood glucose levels over the past two- to three-month period.

About the sanofi-aventis Diabetes Division

Sanofi-aventis strives to deliver innovative and integrated patient-focused solutions for people living with diabetes. The Company currently has insulin products that are also available in injection pens for people with type 1 or type 2 diabetes, as well as an oral, once-daily sulfonylurea treatment for type 2 diabetes. In order to provide comprehensive care in diabetes management, sanofi-aventis is also introducing devices such as innovative blood glucose monitoring systems. Investigational compounds in the pipeline include the potential first regenerative treatment for diabetes as well as a once-daily injectable GLP-1 agonist to be used alone, in combination with basal insulins, and/or in combination with oral antidiabetic agents.

About sanofi-aventis

Sanofi-aventis, a leading global pharmaceutical company, discovers, develops and distributes therapeutic solutions to improve the lives of everyone. Sanofi-aventis is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY). For more information, please visit: www.sanofi-aventis.com.

Forward-Looking Statement

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future financial results, events, operations, services, product development and potential and statements regarding future performance. Forward-looking statements are generally identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates,” “plans” and similar expressions. Although sanofi-aventis’ management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of sanofi-aventis, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the FDA or the EMA, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labelling and other matters that could affect the availability or commercial potential of such products candidates, the absence of guarantee that the products candidates if approved will be commercially successful, the future approval and commercial success of therapeutic alternatives, the Group’s ability to benefit from external growth opportunities as well as those discussed or identified in the public filings with the SEC and the AMF made by sanofi-aventis, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in sanofi-aventis’ annual report on Form 20-F for the year ended December 31, 2009. Other than as required by applicable law, sanofi-aventis does not undertake any obligation to update or revise any forward-looking information or statements.

Contacts
Yanyan Chang: Global Diabetes Division	Marisol Peron: Corporate Media Relations
Tel: +49 69 305 222 83	+33 (0) 1 53 77 45 02 OR +33 (0) 6 08 18 94 78
E-mail: Yanyan.chang@sanofi-aventis.com	marisol.peron@sanofi-aventis.com

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